Exhibit3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

TELVUE CORPORATION

TelVue Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

That the Board of Directors of the Corporation have approved the amendment of the Company’s Certificate of Incorporation, as follows:

Paragraph one of Article Fourth of the Certificate of Incorporation of the Corporation shall be amended and restated to read as follows:

“FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 3,000,000 common shares with a par value of one cent ($0.01) per share and 22,500 shares of Series A Convertible Preferred Stock with a par value of one-tenth of one cent ($0.001) (the “Series A Preferred Stock”).

The following paragraph shall be added at the end of Article Fourth of the Certificate of Incorporation of the Corporation:

“Pursuant to the General Corporation Law of the State of Delaware, each Two Hundred (200) shares of Common Stock issued and outstanding immediately prior to the Effective Time (as defined below) shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (such combination, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional shares in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Stockholders who hold shares of Common Stock immediately prior to the Effective Time in book-entry form shall receive such cash payment in lieu of fractional shares without taking any further action. Stockholders who hold certificates that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall be entitled to receive such cash payment in lieu of fractional shares upon receipt by the Corporation’s transfer agent of the stockholder’s properly completed and duly executed transmittal letter and the surrender of the stockholder’s Old Certificates. After the Effective Time, each Old Certificate that has not been surrendered shall represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

Each of the aforementioned amendments shall become effective at 12:01 a.m. on March 22, 2012 (the “Effective Time”).

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this 19th day of March, 2012.

By: /s/ Jesse Lerman

Jesse Lerman

President and Chief Executive Officer